Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

ENTOURAGE MINING AMENDS JUNE 17, 2009 PIRES GOLD PROJECT MINERAL OPTION AGREEMENT

VANCOUVER Canada, November 24, 2009 Entourage Mining Ltd. (the “Company”) (OTCBB: ENMGF) announces that further to its news release dated July 6, 2009, on November 13, 2009, the Company and Infogeo Servicos E Locacoes (“Infogeo”), parties to the June 17, 2009 mineral property option agreement on the Pires Gold Project (aka “The Projeto au Bonsucesso”) have agreed to amend the terms of the agreement as follows:

  An extension of the USD$300,000 Year 1 work program in expenditure requirements, from January 17, 2009 to May 31, 2010
  A revision of the Year II USD$100,000 payment due to Infogeo from the Company on January 10, 2010;

Consideration to be granted to Infogeo for agreeing to the extension:

  300,000 common shares in the capital stock of the Company to be paid in two installments (on December 16, 2009 and on January 16, 2010);
  Two USD$50,000 payments (replacing the January, 2010 payment described above) to Infogeo, to be paid on December 16, 2009 and on January 16, 2010.

All other terms to the June 17, 2009 agreement are to remain without revision.

The Pires property consists of 5 mineral licenses covering more than 8501 hectares (21,000 acres) located 2.5 hours drive from Brasilia and about 1 hour outside of the small city of Pires de Rio, Goias State. The property is rectangular in shape and is approximately 13 kilometers long and 3 kilometers wide.

Entourage Mining Ltd. is a Vancouver based exploration mining company that has a 65% unencumbered interest in the Doran uranium project in Costebelle Township, Quebec, and has an option to acquire a 100% interest in the Pires Gold Project situated in Goias State in Central Brazil.

ON BEHALF OF THE BOARD OF DIRECTORS

“Gregory F Kennedy”

Gregory F Kennedy
President

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368